Filed by: Washington Federal, Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
of the Securities Exchange Act of 1934
Subject Company: Luther Burbank Corporation
Commission File No.: 001-38317

January 27, 2023

TO: Employees of Luther Burbank Savings

FROM: Executive Management at WaFd Bank and Luther Burbank Savings

RE: Extending the Timeline for Retention Decisions

We’re writing today to ask for your understanding in allowing our team here at WaFd some additional time before we finalize decisions regarding employee retention. We were all so impressed by our meetings with you this past month and came away very excited about your talents, your warmth, and our combined potential to serve our clients and grow relationships. The boards and management of both WaFd and Luther Burbank remain fully committed to working together to complete the merger.

Unfortunately, our original goal to finalize staff retention decisions by January 31 has been hampered by the reality of the bank merger process in today’s environment. When we originally announced the merger on November 13, 2022, we intended to let each Luther Burbank Savings employee know by January 31 whether or not they would be retained by WaFd at the close of the transaction. At that time, a closing date as early as April was suggested. However, we now anticipate that the merger will more likely close sometime in the third quarter. Some of you may have heard that Columbia and Umpqua needed 16 months to receive regulatory approval. While we certainly believe we can move faster, we won’t know what is realistic until we are further into the process. Our first meeting with regulators regarding the status of our merger application will be held in early February and we may know more after that.

Second, with the current economic uncertainty, it’s made our job of predicting the future needs of our combined organizations that much harder. We would like to take more time to determine how the two business models will come together and ensure our decisions are thoughtful and measured, are reflective of market potential, and in the best interest of both banks.

Third, once the estimated close date is determined, WaFd Bank will be able to determine when we should implement a soft hiring freeze on our side to make sure that Luther Burbank teammates who are not offered a similar role post-merger will have an opportunity to apply for these “held open” roles. Our Careers page on our public website is a great place to see the kind of roles we routinely hire for, including analysts, call center agents, and operational support roles as well as frontline bankers, both retail and commercial: https://www.wafdbank.com/about-us/banking-careers.

Please allow us to set a new deadline and communicate that date with you when we have more clarity around a likely close date. In the meantime, we know this has created additional personal uncertainty and apologize for the delay. We look forward to communicating specifically with each of you about your future role in the WaFd family.

Forward Looking Statements

This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the financial condition, results of operations, business plans and the future performance of WAFD and Luther Burbank. Words such as “anticipates,” “believes,” “estimates,” “expects,” “forecasts,” “intends,” “plans,” “projects,” “could,” “may,” “should,” “will” or other similar words and expressions are intended to identify these forward-looking statements. These forward-looking statements are based on WAFD’s and Luther Burbank’s current expectations and assumptions regarding WAFD’s and Luther Burbank’s businesses, the economy, and other future conditions. Because forward-looking statements relate to future results and occurrences, they are subject to inherent uncertainties, risks, and changes in circumstances that are difficult to predict. Many possible events or factors could affect WAFD’s or Luther Burbank’s future financial results and performance and could cause actual results or performance to differ materially from anticipated results or performance. Such risks and uncertainties include, among others: the occurrence of any event, change or other circumstances that could give rise to the right of one or both of the parties to terminate the Merger Agreement, the outcome of any legal proceedings that may be instituted against WAFD or Luther Burbank, delays in completing the transaction, the failure to obtain necessary regulatory approvals (and the risk that such approvals may result in the imposition of conditions that could adversely affect the combined company or the expected benefits of the transaction) and shareholder approvals or to satisfy any of the other conditions to the transaction on a timely basis or at all, the possibility that the anticipated benefits of the transaction are not realized when expected or at all, including as a result of the impact of, or problems arising from, the integration of the two companies or as a result of the strength of the economy and competitive factors in the areas where WAFD and Luther Burbank do business, the possibility that the transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events, diversion of management’s attention from ongoing business operations and opportunities, potential adverse reactions or changes to business or employee relationships, including those resulting from the announcement or completion of the transaction, the ability to complete the transaction and integration of WAFD and Luther Burbank successfully. Except to the extent required by applicable law or regulation, each of WAFD and Luther Burbank disclaims any obligation to update such factors or to publicly announce the results of any revisions to any of the forward-looking statements included herein to reflect future events or developments. Further information regarding WAFD, Luther Burbank and factors which could affect the forward-looking statements contained herein can be found in WAFD’s Annual Report on Form 10-K for the fiscal year ended September 30, 2022 and its other filings with the SEC, and in Luther Burbank’s Annual Report on Form 10-K for the fiscal year ended December 31, 2021, its Quarterly Reports on Form 10-Q for the periods ended March 31, 2022, June 30, 2022 and September 30, 2022, and its other filings with the SEC.

Important Information About the Proposed Transaction and Where to Find It

In connection with the Proposed Transaction, a registration statement on Form S-4 will be filed by WAFD with the Securities and Exchange Commission (“SEC”) that will include a joint proxy statement/prospectus filed with the SEC to be distributed to the shareholders of WAFD and Luther Burbank in connection with their votes on the Proposed Transaction. This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities, in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. INVESTORS AND SECURITY HOLDERS ARE ENCOURAGED TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS WHEN THEY BECOME AVAILABLE (AND ANY OTHER DOCUMENTS FILED WITH THE SEC IN CONNECTION WITH THE TRANSACTION OR INCORPORATED BY REFERENCE INTO THE JOINT PROXY STATEMENT/PROSPECTUS) BECAUSE SUCH DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION REGARDING THE PROPOSED TRANSACTION AND RELATED MATTERS. The final joint proxy statement/prospectus will be mailed to shareholders of WAFD and Luther Burbank. Investors and security holders will be able to obtain the documents, and any other documents WAFD has filed with the SEC, free of charge at WAFD’s website at www.wafdbank.com under the “Investor Relations” section. Investors and security holders will be able to obtain the documents, and any other documents Luther Burbank has filed with the SEC, free of charge at the SEC’s website, www.sec.gov or by accessing Luther Burbank’s website at www.lutherburbanksavings.com under the “About Us/Investor Relations/Financials/SEC Filings” section. In addition, documents filed with the SEC by WAFD or by Luther Burbank will be available free of charge (1) by writing WAFD at 425 Pike Street, Seattle, Washington 98101, Attention: Investor Relations or by telephone at (206) 624-7930, or (2) by writing Luther Burbank at 520 Third Street, 4th floor, Santa Rosa, CA 95401, Attention: Investor Relations or by telephone at (844) 446-8201.

Before making any voting or investment decision, shareholders of WAFD and Luther Burbank are urged to read carefully the entire registration statement and joint proxy statement/prospectus when they become available, including any amendments thereto, because they will contain important information about the Proposed Transaction, WAFD and Luther Burbank. Free copies of these documents may be obtained as described above.

Participants in Solicitation

The directors, executive officers and certain other members of management and employees of WAFD may be deemed to be participants in the solicitation of proxies in connection with the Proposed Transaction from the shareholders of WAFD. Information about the directors and executive officers of WAFD is included in the proxy statement for its 2022 annual meeting of WAFD shareholders, which was filed with the SEC on December 6, 2021.

The directors, executive officers and certain other members of management and employees of Luther Burbank may also be deemed to be participants in the solicitation of proxies in connection with the Proposed Transaction from the shareholders of Luther Burbank. Information about Luther Burbank’s directors and executive officers is included in the proxy statement for its 2022 annual meeting of Luther Burbank’s shareholders, which was filed with the SEC on March 16, 2022.

Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the joint proxy statement/prospectus regarding the Proposed Transaction when it becomes available. Free copies of this document may be obtained as described above.